UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 25)

CareView Communications, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title Class of Securities)

141743104

(CUSIP Number)

HealthCor Management, L.P.

Carnegie Hall Tower

152 West 57th Street, 43rd Floor

New York, New York 10019

Attention: Anabelle Perez Gray

(212) 622-7731

With a Copy to:

Eugene McDermott

Locke Lord LLP

2800 Financial Plaza

Providence, RI 02903

(401) 276-6471

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 22 Pages)

CUSIP NO. 141743104	13D	Page 2 of 22

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141743104	13D	Page 3 of 22

(1)	NAME OF REPORTING PERSON

HealthCor Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
14,227,312

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
14,227,312

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
14,227,312
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
9.3%
(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 4 of 22

(1)	NAME OF REPORTING PERSON

HealthCor Associates, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
14,227,312

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
14,227,312

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
14,227,312

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
9.3%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 5 of 22

(1)	NAME OF REPORTING PERSON

HealthCor Hybrid Offshore Master Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
14,227,312

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
14,227,312

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
14,227,312

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
9.3%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 6 of 22

(1)	NAME OF REPORTING PERSON

HealthCor Hybrid Offshore GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
14,227,312

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
14,227,312

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
14,227,312

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
9.3%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 7 of 22

(1)	NAME OF REPORTING PERSON

HealthCor Group, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
14,227,312

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
14,227,312

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
14,227,312

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
9.3%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 8 of 22

(1)	NAME OF REPORTING PERSON

HealthCor Partners Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
15,931,857

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
15,931,857

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
15,931,857

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
10.3%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 9 of 22

(1)	NAME OF REPORTING PERSON

HealthCor Partners Management GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
15,931,857

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
15,931,857

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
15,931,857

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
10.3%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 10 of 22

(1)	NAME OF REPORTING PERSON

HealthCor Partners Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
15,931,857

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
15,931,857

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
15,931,857

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
10.3%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 11 of 22

(1)	NAME OF REPORTING PERSON

HealthCor Partners L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
15,931,857

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
15,931,857

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
15,931,857

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
10.3%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 12 of 22

(1)	NAME OF REPORTING PERSON

HealthCor Partners GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
15,931,857

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
15,931,857

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
15,931,857

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
10.3%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 13 of 22

(1)	NAME OF REPORTING PERSON

Jeffrey C. Lightcap

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
12,751,570

	(8)	SHARED VOTING POWER
15,931,857

	(9)	SOLE DISPOSITIVE POWER
12,751,570

	(10)	SHARED DISPOSITIVE POWER
15,931,857

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
28,683,427

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
17.1%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 14 of 22

(1)	NAME OF REPORTING PERSON

Arthur Cohen

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
2,870,943

	(8)	SHARED VOTING POWER
30,159,169

	(9)	SOLE DISPOSITIVE POWER
2,870,943

	(10)	SHARED DISPOSITIVE POWER
30,159,169

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
33,030,112

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
19.2%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 15 of 22

(1)	NAME OF REPORTING PERSON

Joseph Healey

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
2,115,743

	(8)	SHARED VOTING POWER
30,159,169

	(9)	SOLE DISPOSITIVE POWER
2,115,743

	(10)	SHARED DISPOSITIVE POWER
30,159,169

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
32,274,912

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
18.8%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 16 of 22

This Amendment No. 25 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 2, 2011, as amended by Amendment No. 1 filed October 3, 2011, Amendment No. 2 filed January 3, 2012, Amendment No. 3 filed February 2, 2012, Amendment No. 4 filed October 2, 2012, Amendment No. 5 filed April 5, 2013, Amendment No. 6 filed October 2, 2013, Amendment No. 7 filed January 3, 2014, Amendment No. 8 filed January 21, 2014, Amendment No. 9 filed July 1, 2014, Amendment No. 10 filed January 6, 2015, Amendment No. 11 filed February 20, 2015, Amendment No. 12 filed April 12, 2015, Amendment No. 13 filed July 6, 2015, Amendment No. 14 filed October 2, 2015, Amendment No. 15 filed January 4, 2016, Amendment No. 16 filed April 6, 2016, Amendment No. 17 filed July 1, 2016, Amendment No. 18 filed October 3, 2016, Amendment No. 19 filed January 3, 2017, Amendment No. 20 filed April 3, 2017, Amendment No. 21 filed July 5, 2017, Amendment No. 22 filed October 2, 2017, Amendment No. 23 filed January 3, 2018 and Amendment No. 24 filed February 28, 2018 (collectively, the “Original Statement”). The persons filing this Amendment are HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP, LLC, HealthCor Partners Fund, L.P., HealthCor Partners, L.P., HealthCor Partners GP, LLC, Jeffrey C. Lightcap, Joseph Healey and Arthur Cohen. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of CareView Communications, Inc., par value $0.001 (the "Common Stock").

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

The Amendment is being filed for the purpose of reflecting (a) the payment of interest in kind with respect to the Notes on June 30, 2018 and (b) the transactions effected by the Ninth Amendment (as defined in, and as described in more detail in, Item 6) and (c) the purchase of an additional Note by a Reporting Person pursuant to the Tenth Amendment (as defined in, and as described in more detail in, Item 6).

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)       Collectively, the Reporting Persons beneficially own an aggregate of 47,897,425 shares of Common Stock, representing (i) 5,000,000 shares of Common Stock that may be acquired upon conversion of the Tenth Amendment Notes, (ii) 5,220,703 shares of Common Stock that may be acquired upon conversion of the 2018 Notes (including interest paid in kind through June 30, 2018), (iii) 9,064,882 shares of Common Stock that may be acquired upon conversion of the 2015 Notes (including interest paid in kind through June 30, 2018), (iv) 21,632,931 shares of Common Stock that may be acquired upon conversion of the 2014 Notes (including interest paid in kind through June 30, 2018), (v) 4,000,000 shares of Common Stock that may be acquired upon exercise of the 2014 Warrants, (vi) 1,916,409 shares of Common Stock that may be acquired upon exercise of the 2015 Warrants, (vii) 1,000,000 shares of Common Stock that may be acquired upon exercise of the Sixth Amendment Warrants and (viii) 62,500 shares of Common Stock that may be acquired upon exercise of the 2018 Warrants (the 2014 Warrants, the 2015 Warrants, the Sixth Amendment Warrants and the 2018 Warrants together, the “Warrants”). This aggregate amount represents approximately 25.6% of the Issuer’s outstanding common stock, based upon 139,380,748 shares outstanding as of May 15, 2018, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, and gives effect to the conversion of all 2014 Notes, 2015 Notes, 2018 Notes and Tenth Amendment Notes held by the Reporting Persons into Common Stock and the exercise of all Warrants held by the Reporting Persons. As described in more detail under Item 6, giving effect to the Ninth Amendment, the 2011 Notes and the 2012 Notes are no longer convertible into shares of Common Stock, and the 2011 Warrants have been cancelled, so that such securities are not reflected in the above beneficial ownership information.

CUSIP NO. 141743104	13D	Page 17 of 22

Of the amount beneficially owned by the Reporting Persons:

(i) HCP Fund is the beneficial owner of (A) 2,910,854 shares of Common Stock underlying the current principal amount of the 2015 Note issued to it (including interest paid in kind through June 30, 2018), (B) 10,076,619 shares of Common Stock underlying the current principal amount of the 2014 Note issued to it (including interest paid in kind through June 30, 2018), (C) 465,800 shares of Common Stock that it has a right to acquire upon exercise of its Sixth Amendment Warrant, (D) 615,384 shares of Common Stock that it has a right to acquire upon exercise of its 2015 Warrant, and(E) 1,863,200 shares of Common Stock that it has a right to acquire upon exercise of its 2014 Warrant;

(ii) By virtue of their relationship to HCP Fund, described in more detail under Item 2 of this Statement, each of HealthCor Partners, L.P., HCPGP, HealthCor Partners Management, L.P., and HCPMGP may be deemed to share beneficial ownership with HCP Fund of the shares of Common Stock beneficially owned by the HCP Fund;

(iii) Hybrid Fund is the beneficial owner of (A) 11,556,312 shares of Common Stock underlying the current principal amount of the 2014 Note issued to it (including interest paid in kind through June 30, 2018), (B) 534,200 shares of Common Stock that it has a right to acquire upon exercise of its Sixth Amendment Warrant, and (C) 2,136,800 shares of Common Stock that it has a right to acquire upon exercise of its 2014 Warrant;

(iv) By virtue of their relationship to Hybrid Fund, described in more detail under Item 2 of this Statement, each of Offshore GP, Group, HealthCor Management, L.P., and Associates may be deemed to share beneficial ownership with Hybrid Fund of the shares of Common Stock beneficially owned by the Hybrid Fund;

(v) By virtue of his relationship to HCP Fund, Mr. Lightcap may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by HCP Fund. In addition, Mr. Lightcap is the beneficial owner of (A) 5,000,000 shares of Common Stock underlying the current principal amount of the Tenth Amendment Note purchased pursuant to the Tenth Amendment on July 13, 2018; (B) 5,220,703 shares of Common Stock underlying the current principal amount of the 2018 Note purchased by him under the Eighth Amendment (including interest paid in kind through June 30, 2018), (C) 2,037,598 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid in kind through June 30, 2018), (D) 62,500 shares of Common Stock that he has a right to acquire upon exercise of his 2018 Warrant and (E) 430,769 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant;

(vi) By virtue of his relationship to HCP Fund and Hybrid Fund, Mr. Cohen may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds. In addition, Mr. Cohen is the beneficial owner of (A) 2,369,918 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid in kind through June 30, 2018) and (B) 501,025 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant; and

CUSIP NO. 141743104	13D	Page 18 of 22

(vii) By virtue of his relationship to HCP Fund and Hybrid Fund, Mr. Healey may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds. In addition, Mr. Healey is the beneficial owner of (A) 1,746,512 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid in kind through June 30, 2018) and (B) 369,231 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by the Funds or any other Reporting Person. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(b)       The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c)       On June 30, 2018, the Issuer paid in-kind interest on the 2011 Notes in the principal amounts of $522,229 and $598,916, on the 2012 Notes in the principal amounts of $120,917 and $138,673, and on the 2014 Notes in the principal amounts of $122,141 and $140,077, in each case to the HCP Fund and Hybrid Fund, respectively. On the same date, the Issuer paid in-kind interest on the 2015 Notes in the principal amounts of $45,868, $32,108, $37,344, and $27,521 to HCP Fund, Mr. Lightcap, Mr. Cohen and Mr. Healey, respectively, and paid in-kind interest on the 2018 Notes in the principal amount of $7,910 to Mr. Lightcap. Except as set forth in the previous sentence and elsewhere in this Amendment, including under Item 6 below, the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d)-(e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On July 10, 2018, the Issuer and the holders of the Notes, including the Reporting Persons, entered into the Ninth Amendment to Note and Warrant Purchase Agreement (the “Ninth Amendment”), pursuant to which:

(a) the 2011 Warrants, which were held by HCP Fund and Hybrid Fund and previously represented the right to purchase 5,488,456 and 6,294,403 shares of Common Stock at a purchase price of $1.40 per share, were cancelled;

(b) the 2011 Notes and the 2012 Notes, each of which are held by HCP Fund and Hybrid Fund, were amended such that (i) the accrual of interest on such Notes will be suspended for periods after June 30, 2018; (ii) such Notes will not be convertible into shares of Common Stock after June 30, 2018; and (iii) such Notes will mature on the earlier of (x) the original maturity date of such Notes (i.e., April 20, 2021 in the case of the 2011 Notes and January 30, 2022 in the case of the 2012 Notes), or (y) 120 calendar days after the holder gives written demand for payment to the Issuer, provided that such demand may not be made before the twelve month anniversary of the date that the Issuer’s obligations under its Credit Agreement with PDL are repaid in full;

(c) the 2011 Notes and the 2012 Notes were made senior in right of payment to the 2014 Notes, the 2015 Notes the 2018 Notes and any subsequently issued Notes under the Purchase Agreement; and

CUSIP NO. 141743104	13D	Page 19 of 22

(d) the Company’s obligation to keep certain shares of Common Stock authorized and reserved for issuance upon conversion of the Notes and exercise of the Warrants was amended in order to require the Company to keep 100% of such shares authorized and reserved for issuance, instead of 120% as previously provided.

Certain facilitating amendments were also made to the 2011 Notes, 2012 Notes, 2014 Notes, 2015 Notes and 2018 Notes in order to reflect the above provisions of the Ninth Amendment, including the payment priorities among the Notes. In addition, the Intercreditor Agreement was amended to provide that, in the event of a sale of the Issuer’s hospital assets, after the net proceeds are first used to repay the Issuer’s obligations under the Credit Agreement until paid in full, up to the next $5 million of such proceeds may be retained by the Issuer for working capital purposes before all remaining net proceeds are applied to repay the obligations of the Notes in accordance with the priorities set forth in the Purchase Agreement and the Notes.

On July 13, 2018, the Issuer, Mr. Lightcap, and certain other investors (including the Funds in their capacity as part of the Majority Holders approving the transaction and not as investors) entered into the Tenth Amendment to Note and Warrant Purchase Agreement (the “Tenth Amendment”), pursuant to which the Company sold and issued, for an aggregate of $1,000,000 in cash, additional Notes in the aggregate principal amount of $1,000,000, with a conversion price per share equal to $0.05 (subject to adjustment as described therein) and a maturity date of July 12, 2028 (the “Tenth Amendment Supplemental Notes”). Of this amount, Mr. Lightcap purchased Tenth Amendment Supplemental Notes with an initial principal amount of $250,000 (referred to in this Amendment as the “Tenth Amendment Notes”).

This summary is qualified in its entirety by reference to the Ninth Amendment and to the respective Allonges to the 2011 Notes, 2012 Notes, 2014 Notes, 2015 Notes and 2018 Notes, to the Second Amendment to Subordination and Intercreditor Agreement, and to the Tenth Amendment and the Form of Tenth Amendment Note, each of which is included as an exhibit to this Statement and is incorporated by reference herein.

CUSIP NO. 141743104	13D	Page 20 of 22

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

41	Ninth Amendment to Note and Warrant Purchase Agreement (incorporated by reference to Exhibit 10.43 to the Issuer’s Current Report on Form 8-K filed July 11, 2018)

42	Allonge No. 2 to 2011 Note held by HCP Fund (incorporated by reference to Exhibit 10.44 to the Issuer’s Current Report on Form 8-K filed July 11, 2018)

43	Allonge No. 2 to 2011 Note held by Hybrid Fund (incorporated by reference to Exhibit 10.45 to the Issuer’s Current Report on Form 8-K filed July 11, 2018)

44	Allonge No. 2 to 2012 Note held by HCP Fund (incorporated by reference to Exhibit 10.46 to the Issuer’s Current Report on Form 8-K filed July 11, 2018)

45	Allonge No. 2 to 2012 Note held by Hybrid Fund (incorporated by reference to Exhibit 10.47 to the Issuer’s Current Report on Form 8-K filed July 11, 2018)

46	Allonge No. 2 to 2014 Note held by HCP Fund (incorporated by reference to Exhibit 10.48 to the Issuer’s Current Report on Form 8-K filed July 11, 2018)

47	Allonge No. 2 to 2014 Note held by Hybrid Fund (incorporated by reference to Exhibit 10.49 to the Issuer’s Current Report on Form 8-K filed July 11, 2018)

48	Allonge No. 2 to 2015 Notes (incorporated by reference to Exhibit 10.50 to the Issuer’s Current Report on Form 8-K filed July 11, 2018)

49	Allonge No. 1 to 2018 Notes (incorporated by reference to Exhibit 10.51 to the Issuer’s Current Report on Form 8-K filed July 11, 2018)

50	Second Amendment to Subordination and Intercreditor Agreement (incorporated by reference to Exhibit 10.52 to the Issuer’s Current Report on Form 8-K filed July 11, 2018)

51	Tenth Amendment to Note and Warrant Purchase Agreement (incorporated by reference to Exhibit 10.53 to the Issuer’s Current Report on Form 8-K filed July 16, 2018)

52	Form of Tenth Amendment Supplemental Note (incorporated by reference to Exhibit 10.54 to the Issuer’s Current Report on Form 8-K filed July 16, 2018)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2018

HEALTHCOR MANAGEMENT, L.P.

By: HealthCor Associates, LLC, its general partner

By: /s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By: HealthCor Group, LLC, its general partner

By: /s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR ASSOCIATES, LLC

By: /s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR GROUP, LLC

By: /s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By: HealthCor Partners Management GP, LLC, its general partner

By: /s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

CUSIP NO. 141743104	13D	Page 22 of 22

HEALTHCOR PARTNERS MANAGEMENT GP, LLC

By: /s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS L.P., for itself and as general partner on behalf of HEALTHCOR PARTNERS FUND, L.P.

By: HealthCor Partners GP, LLC, its general partner

By: /s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS GP, LLC

By: /s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

JOSEPH HEALEY, Individually

/s/ Joseph Healey

ARTHUR COHEN, Individually

/s/ Arthur Cohen